Exhibit 99.1

BitFuFu Reports Unaudited Second Quarter 2026 Financial Results

BitFuFu Reports Unaudited

Second Quarter 2026 Financial Results

SINGAPORE, August 17, 2026 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited financial results for the quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

●	Total revenue was $42.8 million, down 62.9% from $115.4 million in the same period of 2025. This substantial decline reflects the combined impact of a 27.5% year-over-year drop in Bitcoin’s price, softening demand for Cloud Mining Solutions, and the Company's deliberate optimization of deployed hashrate.

	Three Months Ended June 30,
	2026		2025
Category ($ in millions)	Revenue	% of Revenue	Revenue	% of Revenue
Cloud Mining Solutions	$24.9	58.2%	$94.3	81.7%
Self-Mining Operations	14.0	32.7%	14.8	12.8%
Mining Equipment Sales	-	0.0%	5.2	4.5%
Hosting Revenue and Others	3.9	9.1%	1.1	1.0%
Total Revenue	$42.8	100.0%	$115.4	100.0%

●	Net loss was $20.5 million, compared to net income of $47.1 million in the same period of 2025.

●	Adjusted EBITDA (a non-GAAP metric) was negative $18.4 million, which was significantly impacted by fair value loss of $16.9 million resulting from the decrease in the price of Bitcoin. This compared to positive $60.7 million in the same period of 2025, which included a fair value gain of $43.4 million.

●	Combined balance of cash and cash equivalents and digital assets[1] were $119.5 million as of June 30, 2026, compared to $177.1 million as of December 31, 2025.

“Second-quarter results reflected one of the more challenging operating environments our industry has experienced recently, but they do not change our conviction in BitFuFu's long-term opportunity. We prioritized operational quality and discipline—proactively optimizing our hashrate mix and nearly tripling self-mining production during the period. At the same time, we continued to expand our turnkey hosting services as a growing source of diversified revenue, while deploying next-generation S21 XP miners and actively managing our fleet to maintain high efficiency and protect our unit economics amid market volatility. Importantly, the reduction in managed hashrate during the quarter was not a simple contraction; rather, it was part of a deliberate effort to improve the quality and economics of our capacity. We have secured additional hashrate that restored our total managed hashrate to approximately 20 EH/s by mid-August and provided a stronger foundation for the second half of the year. Going forward, we will remain focused on improving operating efficiency, maintaining capital discipline, and selectively deploying resources where we see attractive long-term economics. We believe these efforts will position BitFuFu to capture opportunities as the market improves and to continue creating long-term value for our shareholders,” said Leo Lu, Chief Executive Officer and Chairman of the Board.

Second Quarter 2026 Operational Highlights

●	Total hashrate decreased by 57.7% to 15.3 EH/s as of June 30, 2026, compared to 36.2 EH/s as of June 30, 2025.

[1]	The BTC collateral receivables are not included in the balance of digital assets; and BTC was measured at fair value in the Company’s financials for the quarter ended June 30, 2026.

BitFuFu Reports Unaudited Second Quarter 2026 Financial Results

●	Power capacity was 273 MW as of June 30, 2026, compared to 728 MW as of June 30, 2025.

●	Bitcoin (“BTC”) held by the Company decreased by 6.8% to 1,671 BTC as of June 30, 2026, compared to 1,792 BTC as of June 30, 2025. This reduction reflects the Company’s ongoing treasury management strategy, under which BTC was sold during the period to support operational needs and hashrate procurement activities.

	As of June 30,
Metric	2026	2025
Power capacity (MW)	273	728
Total hashrate under management (EH/s)(1)	15.3	36.2
BTC Holdings(2)	1,671	1,792

	Three Months Ended June 30,
	2026	2025
BTC Produced
From BitFuFu self-mining operations	192	143
By customers from cloud-mining solutions(3)	255	917
Average BTC produced per day by customers and BitFuFu	4.9	11.7

(1)	Defined as the hashrate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hashrates are estimated based on the manufacturers’ specifications.

(2)	Includes 54 BTC as collateral for loans and excludes BTC produced or pledged by cloud-mining customers.

(3)	Defined as the amount of BTC that was produced during the period by customers using hashrate purchased from cloud-mining solutions.

Second Quarter 2026 Financial Review

Revenue

Total revenue in the second quarter of 2026 was $42.8 million, representing a decrease of 62.9% from $115.4 million in the same period of 2025, primarily due to the decline in Cloud Mining Solutions and Mining Equipment Sales revenue.

Revenue from Cloud Mining Solutions for the second quarter of 2026 was $24.9 million, a 73.6% decrease from $94.3 million in the same period of 2025. This decline was primarily attributable to lower average selling prices, driven by falling BTC prices, and weaker market sentiment. The substantial year-over-year decrease in the Cloud Mining revenue also resulted in a low net dollar retention rate1 of 24.1% for the second quarter of 2026, primarily reflecting reduced order volumes from existing customers.

[1]	The net dollar retention rate was calculated as the ratio of recurring revenue in the second quarter of 2026 to total Cloud Mining revenue in the second quarter of 2025.

BitFuFu Reports Unaudited Second Quarter 2026 Financial Results

Revenue from Bitcoin self-mining operations in the second quarter of 2026 was $14.0 million, compared with $14.8 million in the same period of 2025. The year-over-year change primarily reflected the combined effect of: (1) higher blockchain network difficulty, which reduced average daily BTC earnings per tera-hash by 9.7%; (2) a 27.5% decline in the average BTC price to $71,600 in the second quarter of 2026 from $98,800 in the second quarter of 2025; and (3) a partially offset from a 47% increase in average hashrate allocated to self-mining operations.

Revenue from mining equipment sales was nil in the second quarter of 2026, compared with $5.2 million in the same period of 2025, driven by lower customer demand amid Bitcoin price uncertainty and broader market sentiment.

Revenue from Hosting and Other was $3.9 million in the second quarter of 2026 compared with $1.1 million in the second quarter of 2025. The year-over-year increase was primarily driven by our Buy and Host one-stop solution, which continued to attract clients seeking asset ownership with simplified, hassle-free mining operations.

Cost of Revenue

Cost of revenue in the second quarter of 2026 was $43.7 million, a decrease of 57.4% from $102.5 million in the second quarter of 2025. The decrease was mainly attributable to a reduction in scale.

Operating Expenses

Sales and marketing expenses in the second quarter of 2026 were US$1.2 million, a significant increase from US$0.6 million in the same period of 2025. Sales and marketing expenses included share-based compensation expenses of US$0.9 million, compared to less than US$0.1 million during the same period last year.

General and administrative expenses, and research and development expenses for the second quarter of 2026 were $2.2 million and $0.5 million, respectively. Excluding share-based compensation expenses of $0.2 million, these expenses were approximately in line with those in the same period of 2025.

The Company recognized a $16.9 million fair value loss on digital assets and digital asset receivables or payables in the second quarter of 2026, reflecting downward pressure on Bitcoin prices during the period. By comparison, the Company recognized a $43.4 million fair value gain in the second quarter of 2025.

Net (Loss)/Income

Net loss in the second quarter of 2026 was $20.5 million, compared to the net income of $47.1 million in the same period of 2025.

Adjusted EBITDA

Adjusted EBITDA in the second quarter of 2026 was negative $18.4 million, compared to positive $60.7 million in the same period of 2025.

BitFuFu Reports Unaudited Second Quarter 2026 Financial Results

Liquidity and Capital Resources

As of June 30, 2026, the Company had cash and cash equivalents and digital assets of $119.5 million, compared to $177.1 million as of December 31, 2025. The decrease was primarily due to the decline in the fair value of Bitcoin held, the repayment of $10 million in Bitcoin-backed loans, and the prepayment made to secure hashrate procurement. These prepayments are expected to support higher Bitcoin mining output and holdings in future periods.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Monday, August 17, 2026 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: BitFuFu Second Quarter 2026 Earnings Conference Call
https://register-conf.media-server.com/register/BI863fdc95255f4f19b6dcae7127f2075e

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com.

About BitFuFu

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, please visit https://ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metric in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization, and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure has limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

BitFuFu Reports Unaudited Second Quarter 2026 Financial Results

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the second quarter of 2026 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor contact:

BitFuFu Investor Relations

ir@bitfufu.com

Media contact:

BitFuFu Media Relations

pr@bitfufu.com

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Total revenues	42,760	115,395	115,420	193,439

Cost of revenues
Cost of revenues incurred to a related party	(18,268)	(58,989)	(40,095)	(89,002)
Cost of revenues incurred to third parties	(23,112)	(36,153)	(69,990)	(71,663)
Cost of revenues – depreciation and amortization	(2,339)	(7,401)	(5,920)	(13,462)
Total cost of revenues	(43,719)	(102,543)	(116,005)	(174,127)

Gross (loss)/profit	(959)	12,852	(585)	19,312

Operating expenses
Sales and marketing expenses	(1,190)	(647)	(1,561)	(1,107)
General and administrative expenses	(2,209)	(2,088)	(4,104)	(4,093)
Research and development expenses	(517)	(387)	(946)	(751)
Credit loss provision for receivables	(165)	-	(165)	-
Changes in fair value of digital asset receivables or payables	1,953	8,340	(3,003)	5,170
Changes in fair value of digital assets	(18,824)	35,068	(49,494)	17,500
Total operating (expenses)/income	(20,952)	40,286	(59,273)	16,719

Operating (expense)/income	(21,911)	53,138	(59,858)	36,031

Investment income	16	114	22	250
Interest expense	(821)	(2,170)	(1,764)	(4,283)
Interest income	147	597	279	1,092
Other expenses, net	(76)	(143)	(250)	(143)
(Loss)/income before income taxes	(22,645)	51,536	(61,571)	32,947
Income tax benefit/(expense)	2,103	(4,395)	6,078	(2,620)
Net (loss)/income and total comprehensive (loss)/income	(20,542)	47,141	(55,493)	30,327
Less: Net income attributable to non-controlling interests	(9)	(16)	(25)	(74)
Total comprehensive (loss)/income attributable to ordinary shareholders of BitFuFu	(20,551)	47,125	(55,518)	30,253

Earnings per share:
Ordinary shares – basic ($)	(0.12)	0.29	(0.33)	0.19
Ordinary shares –diluted ($)	(0.12)	0.28	(0.32)	0.18

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	166,916,728	163,265,449	166,916,728	163,186,914
Ordinary shares – diluted	172,168,703	168,647,741	172,168,703	168,569,206

BitFuFu, Inc., Second Quarter 2026 Earnings Press Release Schedules

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	June 30,	December 31,
	2026	2025

ASSETS
Current assets:
Cash and cash equivalents	22,220	27,761
Digital assets	97,323	149,289
Digital assets collateral receivable	3,146	24,075
Accounts receivable, net	6,766	12,326
Amount due from related parties	68,856	75,019
Prepayments	16,267	26,042
Inventory	-	145
Financial assets held for trading	1,290	521
Other current assets, net	6,847	9,358
Total current assets	222,715	324,536

Non-current assets:
Equipment, net	18,195	20,672
Goodwill	4,235	4,235
Deferred tax assets, net	12,310	7,524
Operating lease right of use assets, net	315	436
Long term investment	570	177
Total non-current assets	35,625	33,044

Total assets	258,340	357,580

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	2,484	4,659
Contract liabilities	30,981	50,573
Long term loan – current portion	2,000	15,000
Accrued expenses and other payables	14,117	16,060
Obligation to return collateral digital assets	6	3,349
Amount due to a related party	2,640	6,803
Taxes payable	349	1,792
Operating lease liabilities, current	257	251
Total current liabilities	52,834	98,487

Non-current liabilities:
Long-term loans	3,400	-
Long-term payable	93,364	94,364
Deferred tax liabilities, net	14,307	14,928
Operating lease liabilities, non-current	65	197
Total non-current liabilities	111,136	109,489

Total liabilities	163,970	207,976

Total shareholders’ equity	94,370	149,604

Total liabilities and stockholders’ equity	258,340	357,580

BitFuFu, Inc., Second Quarter 2026 Earnings Press Release Schedules

BitFuFu Inc.

Unaudited Reconciliation of GAAP and non-GAAP Results

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net (loss)/income	(20,542)	47,141	(55,493)	30,327
(Minus)/Add: Income tax (benefit)/expense	(2,103)	4,395	(6,078)	2,620
Add: Interest expenses, net	674	1,573	1,485	3,191
Add: Depreciation and amortization	2,339	7,401	5,920	13,462
Add: Credit loss provision for receivables	165	-	165	-
Add: Share-based Compensation	1,067	175	1,163	299
Adjusted EBITDA	(18,400)	60,685	(52,838)	49,899

BitFuFu, Inc., Second Quarter 2026 Earnings Press Release Schedules